Exhibit 99.1

Ellomay Capital Reports Publication of Financial Results of Dorad Energy Ltd. for the Three Months
Ended June 30, 2019

Tel-Aviv, Israel, August 29, 2019 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported the publication in Israel of financial statements for the three months ended June 30, 2019 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4%.

On August 28, 2019, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.) (the “Luzon Group”), an Israeli public company that currently holds 50% of U. Dori Energy Infrastructures Ltd. (“Dori Energy”), which, in turn, holds 18.75% of Dorad, published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial results of Dorad for the quarter ended June 30, 2019 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Dori Energy) in its financial results for this period, which are currently expected to be published on or about September 24, 2019.  In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad’s financial results.

Dorad Financial Highlights

•	Dorad’s unaudited revenues for the three months ended June 30, 2019 - approximately NIS 591.5 million.

•	Dorad’s unaudited operating profit for the three months ended June 30, 2019 - approximately NIS 42.1 million.

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented for the quarter ended June 30, 2019, which include the intermediate months of April - June, are not indicative of full year results.

A translation of the financial results for Dorad as of and for the year ended December 31, 2018 and as of and for the three and six month periods ended June 30, 2018 and 2019 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Amos Luzon Entrepreneurship and Energy Group Ltd., Dori Energy or Dorad with respect to the financial results included in this press release.

In June 2019, Dorad made the final repayment of shareholders loans in the aggregate amount of NIS 19 million, of which Dori Energy received approximately NIS 3.6 million (approximately $1 million).

In August 2019, the Israeli Electricity Authority (the “Authority”) published a proposed resolution that is subject to a public hearing concerning an amendment to the standards governing deviations from consumption plans. These standards regulate the accounting mechanism in the event the actual consumer consumption is different than the consumption plan submitted by the electricity manufacturers (such as Dorad), and include a mechanism protecting the manufacturers from random deviations in actual consumption volumes. Based on the Authority’s publication, which includes a call for public comments (the hearing process), the Authority is proposing to revoke the current protections included in the aforementioned standards, claiming that the manufacturers are misusing the protections and regularly submit plans and forecasts that deviate from the actual expected consumption, and also seeks to impose financial sanctions on the manufacturers, which may be in material amounts upon the occurrence of certain deviation events. Based on the Luzon Group’s publication, Dorad is examining the Authority’s publication and the potential implications on Dorad and its financial results, while preparing to mitigate the implications of the proposed revisions and to change the proposed revisions by presenting its position and claims at the public hearing and by acting together with the Israeli  Private Electricity Manufacturers Forum.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively;

•	51% of Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, such as regulatory changes, including the outcome of the hearing process, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad and changes in the prices of natural gas. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: HilaI@ellomay.com

Dorad Energy Ltd.
Interim Condensed Statements of Financial Position

	June 30	June 30	December 31
	2019	* 2018	* 2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	150,896	73,826	117,220
Trade receivables and accrued income	256,203	247,370	297,997
Other receivables	35,188	54,059	56,417
Financial derivatives	-	6,551	387
Total current assets	442,287	381,806	472,021

Non-current assets
Restricted deposit	426,215	420,717	431,096
Prepaid expenses	40,646	42,763	41,704
Fixed assets	3,774,594	3,974,402	3,869,800
Intangible assets	1,919	4,705	3,265
Right of use assets	57,955	-	-
Total non-current assets	4,301,329	4,442,587	4,345,865

Total assets	4,743,616	4,824,393	4,817,886

Current liabilities
Current maturities of loans from banks	218,637	212,945	217,254
Current maturities of loans from related parties	-	110,000	17,805
Current maturities of lease liabilities	4,575	-	-
Trade payables	270,191	279,810	340,829
Other payables	13,748	4,915	5,966
Financial derivatives	845	-	-
Total current liabilities	507,996	607,670	581,854

Non-current liabilities
Loans from banks	2,941,515	3,103,655	3,016,582
Loans from related parties	-	12,047	-
Long-term lease liabilities	52,372	-	-
Provision for dismantling and restoration	35,798	40,179	35,497
Deferred tax liabilities	127,590	99,549	122,803
Liabilities for employee benefits, net	160	160	160
Total non-current liabilities	3,157,435	3,255,590	3,175,042

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	432,227	315,175	415,032
Total equity	1,078,185	961,133	1,060,990

Total liabilities and equity	4,743,616	4,824,393	4,817,886

* Effective as of January 1, 2019, Dorad applied IFRS 16, Leases. According to the transition method, comparative figures were not restated.

Dorad Energy Ltd.
Interim Condensed Statements of Income

	For the six months ended		For the three months ended		Year ended
	June 30		June 30		December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Revenues	1,304,613	1,259,285	591,535	574,434	2,628,607

Operating costs of the
Power Plant

Energy costs	349,926	330,747	190,098	184,674	687,431
Electricity purchase and
infrastructure services	605,156	592,030	262,271	265,403	1,194,948
Depreciation and
amortization	105,368	107,404	56,068	55,235	217,795
Other operating costs	81,768	65,013	40,980	27,719	136,705

Total operating costs
of Power Plant	1,142,218	1,095,194	549,417	533,031	2,236,879

Profit from operating
the Power Plant	162,395	164,091	42,118	41,403	391,728

General and
administrative expenses	9,727	10,529	4,756	5,251	20,740

Operating profit	152,668	153,562	37,362	36,152	370,988

Financing income	1,937	11,857	906	7,625	24,650
Financing expenses	132,623	120,880	94,483	80,721	227,988

Financing expenses, net	130,686	109,023	93,577	73,096	203,338

Profit (loss) before
taxes on income	21,982	44,539	(56,215)	(36,944)	167,650

Tax benefit (Taxes on
income)	(4,787)	(10,251)	13,025	8,496	(33,505)

Profit (loss) for the period	17,195	34,288	(43,190)	(28,448)	134,145

* Effective as of January 1, 2019, Dorad applied IFRS 16, Leases. According to the transition method, comparative figures were not restated.

Dorad Energy Ltd.
Interim Condensed Statements of Changes in Shareholders’ Equity

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the six months
ended June 30, 2019
(Unaudited)

Balance as at
January 1, 2019 (Audited)	11	642,199	3,748	415,032	1,060,990

Profit for the period	-	-	-	17,195	17,195

Balance as at
June 30, 2019 (Unaudited)	11	642,199	3,748	432,227	1,078,185
For the six months
ended June 30, 2018
(Unaudited)

Balance as at
January 1, 2018 (Audited)	11	642,199	3,748	280,887	926,845

Profit for the period	-	-	-	34,288	34,288

Balance as at
June 30, 2018 * (Unaudited)	11	642,199	3,748	315,175	961,133
For the three months
ended June 30, 2019
(Unaudited)

Balance as at
April 1, 2019 (Unaudited)	11	642,199	3,748	475,417	1,121,375

Loss for the period	-	-	-	(43,190)	(43,190)

Balance as at
June 30, 2019 (Unaudited)	11	642,199	3,748	432,227	1,078,185

For the three months
ended June 30, 2018
(Unaudited)
Balance as at
April 1, 2018 (Unaudited)	11	642,199	3,748	343,623	989,581

Loss for the period	-	-	-	(28,448)	(28,448)

Balance as at
June 30, 2018 (Unaudited)	11	642,199	3,748	315,175	961,133

* Effective as of January 1, 2019, Dorad applied IFRS 16, Leases. According to the transition method, comparative figures were not restated.

Dorad Energy Ltd.
Interim Condensed Statements of Changes in Shareholders’ Equity (cont’d)

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the year ended
December 31, 2018 (Audited)

Balance as at
January 1, 2018 (Audited)	11	642,199	3,748	280,887	926,845

Profit for the year	-	-	-	134,145	134,145

Balance as at
December 31, 2018 * (Audited)	11	642,199	3,748	415,032	1,060,990

* Effective as of January 1, 2019, Dorad applied IFRS 16, Leases. According to the transition method, comparative figures were not restated.

Dorad Energy Ltd.
Interim Condensed Statements of Cash Flows

	For the six months ended		For the three months ended		Year ended
	June 30		June 30		December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Cash flows from
operating activities:
Profit (loss) for the period	17,195	34,288	(43,190)	(28,448)	134,145
Adjustments:
Depreciation and amortization
and fuel consumption	119,976	111,043	62,608	58,737	223,028
Taxes on income (tax benefit)	4,787	10,251	(13,025)	(8,496)	33,505
Financing expenses, net	130,686	109,023	93,577	73,096	203,338
	255,449	230,317	143,160	123,337	459,871

Change in trade receivables	41,793	83,026	(13,351)	38,300	32,536
Change in other receivables	12,891	9,657	9,195	(3,080)	6,119
Change in trade payables	(74,090)	(149,819)	(18,236)	(31,034)	(81,273)
Change in other payables	7,782	(733)	5,609	(12,272)	304
	(11,624)	(57,869)	(16,783)	(8,086)	(42,314)
Net cash flows provided
by operating activities	261,020	206,736	83,187	86,803	551,702

Cash flows used in
investing activities
Proceeds (payment) for settlement of
financial derivatives	(870)	2,357	(477)	2,284	9,957
Insurance proceeds in respect of
damage to fixed asset	8,337	19,438	8,337	6,788	20,619
Investment in long-term
restricted deposit	-	(7,158)	-	(2,000)	(12,158)
Investment in fixed assets	(20,656)	(61,050)	(15,712)	(30,100)	(79,855)
Investment in intangible assets	(19)	(123)	(19)	(4)	(222)
Interest received	1,918	1,484	906	708	3,497
Net cash flows used in
investing activities	(11,290)	(45,052)	(6,965)	(22,324)	(58,162)

Cash flows from
financing activities:
Repayment of loans from
related parties	(17,704)	(62,802)	(17,704)	-	(160,326)
Repayment of loans from banks	(101,430)	(91,345)	(101,430)	(91,345)	(181,970)
Interest paid	(92,798)	(119,447)	(92,674)	(101,436)	(220,765)
Repayment of lease liability principal	(4,244)	-	(147)	-	-
Net cash flows used in
financing activities	(216,176)	(273,594)	(211,955)	(192,781)	(563,061)

Net increase (decrease) in cash
and cash equivalents for
the period	33,554	(111,910)	(135,733)	(128,302)	(69,521)

Effect of exchange rate fluctuations
on cash and cash equivalents	122	1,554	(168)	1,299	2,559
Cash and cash equivalents at
beginning of period	117,220	184,182	286,797	200,829	184,182
Cash and cash equivalents at end
of period	150,896	73,826	150,896	73,826	117,220

* Effective as of January 1, 2019, Dorad applied IFRS 16, Leases. According to the transition method, comparative figures were not restated.